DASH B.S.T. Ltd
Business ***S***olution & ***T***echnology

Shomron Dasht Tel: +972-(0)52-3678506 Shomrond@gmail.com
33 Ozer Haim St, Petah Tiqwa, Israel 4936157

LETTER OF INTENT

August 9, 2021

Ron Conquest, CEO
WindGen Energy, Inc.
8432 East Shea Blvd, Suite 101
Scottsdale, Arizona 85260

Dear Mr. Conquest:

This letter of intent sets forth the basic terms and conditions under which DASH B.S.T Ltd located at 33 Ozer Haim St, Petah Tiqwa, Israel (the "Seller") will enter into a Purchase Agreement (the "Purchase Agreement") with WindGen Energy, Inc.(WGEI) located at 8432 East Shea Blvd, Suite 101, Scottsdale, Arizona 85260 (the "Purchaser") to acquire the proprietary Solar Energy Technology (the "Technology") owned by the Seller, including all associated assets, and intellectual property directly or indirectly making up the Technology, (the "Purchase"), except those assets that are reserved as set forth in the final definitive Purchase Agreement. Representing the Purchase. It is anticipated that the consummation of the Purchase will occur on or before October 31, 2021, or on such other date to which the parties hereto may agree.

Merger and Purchase of the Control Interest

The Seller will transfer its ownership interest and intellectual property rights in the Technology to WGEI. In exchange Seller will receive 165,000 shares of the Company's Class "B" Preferred Stock (the "Preferred Stock"). Each share of the Preferred Stock shall have the future right to convert to shares of WGEI Common Stock equal to thirty three percent (33%) of the then issued and outstanding shares of the Company's Common Stock pursuant to the terms and conditions set forth in the definitive Purchase Agreement regarding the development of the Technology.

Conditions to Purchase

The consummation of the Purchase shall be subject to the satisfaction of the following conditions:

(A) the parties shall have received all required approvals and consents from governmental authorities and agencies and third parties should any be required;

(B) the Seller and the WGEI shall have executed on or before October 1, 2021 a definitive Purchase Agreement containing mutually acceptable provisions relating to, among other things, representations, warranties, conditions and indemnification;

(C) the truth and accuracy of all representations and warranties and the satisfaction of all conditions;

(D) the consummation of the Purchase on or before October 31, 2021;

(E) Seller and certain members of management of the Purchaser mutually designated by the parties hereto shall have entered into mutually satisfactory consulting contracts simultaneously with the Closing of the Purchase Agreement;

(F) Purchaser agrees it will be responsible for all liabilities of Purchaser and Purchaser shall not be responsible for assuming any liabilities of Seller.

(G) Shomron Dasht hereby agrees to immediately being appointed as a Director of WGEI.

Shomron Dasht Tel: +972-(0)52-3678506 Shomrond@gmail.com
33 Ozer Haim St, Petah Tiqwa, Israel 4936157

General

1. **Effective Date and Closing Date.** The effective date shall be the date that the Purchase Agreement is signed ("Effective Date") and the closing date of the purchase and sale of the Class B Preferred Stock ("Closing Date") will be on or before October 31, 2021.

2. **Due Diligence.** Purchaser shall begin its due diligence examination of Seller's Technology immediately, and Seller agrees to provide and make available any and all reasonable information required by Purchaser specifically including, but not limited to, the documents, information and data it requests from time to time.

3. **Other Negotiations.** WGEI agrees upon execution of the Purchase Agreement and thereafter until Closing, that Purchaser will not entertain discussions, or continue presently ongoing discussions, with any other party with respect to the purchase of all or any part of any other solar energy technology.

4. **Expenses.** Each party will be responsible for the expenses it incurs in connection with the Transaction and this Letter of Intent.

5. **Assumption of Liabilities.** It is understood that Seller is not assuming any liabilities of Purchaser unless specifically identified and agreed to in writing by both parties.

6. **Excluded Assets.** Seller has the right to exclude certain assets from the transaction if agreed to by both parties as set forth in the definitive Purchase Agreement

7. **Documents and Records.** After Closing, as Purchaser may request from time to time, Seller agrees to transfer to Purchaser, currently in its possession, all records including but not limited to, financial records, customer contracts, and all information being used in conjunction with the Technology. Seller agrees to grant Purchaser reasonable right of access to these records.

8. **Contingencies**. The only contingency to this Letter of Intent is the parties entering into a definitive Purchase Agreement.

9. **Non- Disclosure.** Seller agree that it will not, at any time, without the express written consent of WGEI, publish, disclose or divulge to any person, firm or corporation other than Seller's directors, officers, employees and agents, or the benefit of any person or corporation other than WGEI's, any information concerning WGEI. Excepted from this non - disclosure requirement are any disclosures required by law or stock exchange rules or other governmental or judicial process.

10. **Non-Compete Agreement.** Seller and its officers and directors individually will covenant not to compete with WGEI in solar energy technology business throughout the world.

It is understood and agreed that this Letter of Intent constitutes a statement of each party's respective intentions with respect to the Purchase and constitutes a binding commitment on behalf of each party. In that regard, the parties agree to exercise good faith in the prompt preparation of the Purchase Agreement and related documents. Purchaser will be responsible for drafting the Purchase Agreement and other necessary documents.

If the foregoing correctly reflects your understanding of our mutual intentions at this point, please so indicate by signing and returning the enclosed copy of this letter on or before the close of business on August 10, 20321. We shall then promptly commence our due diligence examination, begin preparation of the Purchase Agreement.

Shomron Dasht Tel: +972-(0)52-3678506 Shomrond@gmail.com
33 Ozer Haim St, Petah Tiqwa, Israel 4936157

Respectfully,

____
Shomron Dasht, Owner
DASH B.S.T Ltd

AGREED TO AND ACCEPTED this 9th day of August, 2021:

WINDGEN ENERGY, INC.

By: Ron Conquest
Ron Conquest, CEO